UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 11, 2018

GAL Note No. 114/18

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Relevant Event. Termination of term for acquisition of own shares.

Dear Sirs,

In compliance with applicable laws and regulations, I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) to inform you that, in its meeting held today, the Company’s Board of Directors unanimously approved the early termination of the acquisition of own shares pursuant to section 64 of Act No. 26,831 and the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, CNV), decision that was adopted by the Body at its meeting on May 10th and informed to the market through a Relevant Event of the same date.

In order to make this decision, the Board of Directors considered the purpose duly informed to have been fulfilled, having acquired, in successive transactions, in the New York Stock Exchange (NYSE) a total of 645,891 ADRs (equivalent to 12,917,820 class B common shares) for the sum of US $ 28,371,156, respecting at all times the terms and conditions that were set by the Board for the acquisition of own shares and the applicable regulatory framework.

In response to the resolution of the Board of Directors, it will proceed to inform directors, trustees and first-line managers that the prohibition to sell shares of the Company, whether owned directly or indirectly, has become null.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 16, 2018